Exhibit 1

Media Release

16 February 2010

Westpac first quarter 2010 trading update

The Westpac Group today advised that Group cash earnings, on an unaudited basis, for the three months to 31 December 2009 was approximately $1.6 billion.

Westpac Group Chief Executive, Gail Kelly, said the Group’s first quarter performance provides clear signs of an improved environment, with reduced impairments and good momentum across all businesses.

“Our focus on actively supporting our customers and deepening customer relationships continues, evidenced by growth in market share in superannuation, deposits and home lending. Initiatives such as bringing back the Bank Manager and driving a more local approach to banking are making it easier for customers to do business with us across the Group’s multiple brands.

“Although we remain cautious on the economic outlook, we believe that the worst of the crisis is now behind us and this is reflected in the significant fall in impairment charges. Consumer asset quality remains strong although we expect a small increase in delinquencies throughout the year,” Mrs Kelly said.

Customer margins declined by 5bps in the first quarter, driven by an increase in the average cost of funds. Fee income was lower following the Group’s decision to reduce exception fees for consumer and business customers.

The merger with St.George Bank continues to progress well, with above system growth in lending and deposits, and improved Net Promoter Score results, now well above the major bank average. Approval to move to a single ADI is now also largely complete and Basel II advanced accreditation is expected by the middle of the year.

The Westpac Group was active in funding markets in 1Q10, supporting continued asset growth. Westpac has raised $21 billion of term funding in the first quarter, with the average tenor of new term issuance in the quarter extending to 4.8 years. Given continuing high funding costs and the lengthening of the Group’s funding profile, average funding costs continue to rise.

While the Australian economy continues to improve, uncertainties and risks remain in the global environment.

“Our strong capital position, together with the steps we have taken to manage our funding, will facilitate our continued support of our customers as the economy recovers,” Mrs Kelly said.

Westpac also released its December quarter 2009 Pillar 3 report today, which provides detail on its credit quality and capital ratios.

Westpac Banking Corporation

ABN 33007457141

Capital remains in a strong position, with the Tier 1 ratio at 8.5% as at 30 December 2009, up 38 basis points since September 2009.

Ends.

For Further Information

David Lording	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
Ph: 02 8253 3510	Ph: 02 8253 4008
Ph: 0419 683 411	Ph: 0438 284 863